SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Answers Corporation
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Outboard Investments Limited
Att: Hugh G. O’Neill
BCM Cape Building
Leeward Highway
Providenciales, Turks and Caicos
(649)946-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Outboard Investments Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

_____________________________________________________________

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

CF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Providenciales, Turks and Caicos

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
690,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
690,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.785%

(14) TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.01, of Answers Corporation, a Delaware corporation, with its principal place of business located at 237 West 35th Street, Suite 1101, New York, NY 10001.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Outboard Investments Limited hereinafter sometimes referred to as the “Reporting Person.” Outboard Investments Limited’s principal office is BCM Cape Building, Leeward Highway, Provideciales, Turks and Caicos.  Mr. Hugh G. O’Neill a lawyer and investor is the control person for Outboard Investments Limited.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the Turks and Caicos.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The $7,854,000 used to purchase the Issuers shares were corporate funds of Outboard Investments Limited.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 690,000 shares of the Issuer's common stock by the Reporting Person took place in open market transactions.  The purpose of this transaction was for the Reporting Person to acquire 8.785% of the outstanding shares of the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 690,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 8.785% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2007

Signature:

/s/ Hugh G O’Neil
Hugh G. O’Neill